SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of April, 2005
                                          -----------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP PLC REPORTS RESULTS FOR THREE MONTHS
                                ---------------------------------------------
                                ENDED MARCH 31 2005
                                -------------------

For Immediate Release
Contact:       James Robertson
Phone:         404-724-4246
Contact:       Angus Maitland
Phone:         (44) 0207-379-5151

--------------------------------------------------------------------------------



                          AMVESCAP PLC Reports Results
                      for Three months Ended March 31, 2005

London, April 26, 2005 - AMVESCAP reported that profit before tax for the three months ended March 31, 2005 amounted to (pound)59.1 million ($111.7 million) compared to (pound)73.6 million ($135.4 million) for the first quarter of 2004, which included a gain of (pound)6.4 million from the sale of a business. Revenues totaled (pound)286.0 million ($540.5 million) for the first quarter of 2005, compared to (pound)288.3 million ($530.5 million) in 2004. Diluted earnings per share amounted to 4.7p for the 2005 period, compared to 5.9p for 2004's first quarter. (NYSE: AVZ).


----------------------------------------------------------------------------------------------------------------------------
                                                                 Results for Three Months Ended March 31,
                                                           2005               2004+/-              2005++             2004++
                                                  --------------      ---------------      --------------    ---------------
Revenues                                           (pound)286.0m        (pound)288.3m             $540.5m            $530.5m
Profit before tax                                   (pound)59.1m         (pound)73.6m             $111.7m            $135.4m
Earnings per share:
   --basic                                                  4.8p                 5.9p              $0.18+             $0.22+
   --diluted                                                4.7p                 5.9p              $0.18+             $0.22+
----------------------------------------------------------------------------------------------------------------------------

+/-2004 results have been restated in accordance with International Financial
   Reporting Standards ("IFRS"). See Note 8 for a reconciliation of AMVESCAP's U.K. GAAP results to IFRS.
+  Per American Depositary Share equivalent to 2 ordinary shares.
++ For the convenience of the reader, pounds sterling for the three months ended
   March 31, 2005 have been translated to US dollars using $1.89 per (pound)1.00 (2004: $1.84 per (pound)1.00). References to "$" in this release are to U.S. dollars unless otherwise indicated.

"AMVESCAP's businesses in the U.K. and Canada continue to show good results, as we concentrate our efforts on meeting the challenges that remain in our U.S. businesses," said Mr. Charles W. Brady, Executive Chairman. "At a time of weak markets, AMVESCAP made progress increasing gross sales and reducing net redemptions from the prior quarter, and last week's announcement of the sale of our retirement business illustrates how we are sharpening our focus on those areas of asset management where we have the greatest opportunity to excel."

Effective January 1, 2005, AMVESCAP began recording its results of operations under International Financial Reporting Standards ("IFRS"). Prior to this date, AMVESCAP prepared its consolidated financial statements under U.K. Generally Accepted Accounting Practice ("U.K. GAAP"). The most significant changes affecting AMVESCAP's financial reporting due to the IFRS transition are:

o The cessation of goodwill amortization (IFRS 3) and redenomination of goodwill to the currency of the underlying acquired entities (IAS 21)
o The inclusion of a fair value charge in respect of outstanding employee share options granted after November 7, 2002 (IFRS 2)
o The replacement of existing charges for awards under certain equity-based compensation plans with fair value charges spread over revised time periods (IFRS 2)
o The inclusion in the balance sheet of all employee benefit liabilities
  (IAS 19)

The underlying business transactions and cashflows of AMVESCAP did not change upon transition to IFRS. The transition to IFRS resulted in the reduction of total shareholders' funds under UK GAAP at January 1, 2004 (transition date) of (pound)118 million. This reduction is due primarily to the redenomination of goodwill and management contract intangible assets into the currency of the underlying acquired entities. Under U.K. GAAP, these balances were recorded in pounds sterling. For the year ended December 31, 2004, the transition to IFRS resulted in the addition of (pound)154 million to profit for the year, primarily due to the amortization of goodwill previously recorded under U.K. GAAP being credited into income. Diluted earnings per share for the quarter ended March 31, 2004 was 5.9p under IFRS, compared with 1.1p under U.K. GAAP. Diluted earnings per share under U.K. GAAP before goodwill amortization was 5.8p for the quarter ended March 31, 2004. See Note 8 for further details.

AMVESCAP's first Annual Report under IFRS will be for the year ended December 31, 2005. The information presented in this earnings release is subject to the ongoing development of IFRS.

Funds under management totaled $375.4 billion at March 31, 2005, compared to $382.1 billion at December 31, 2004. Institutional money market funds, included above, amounted to $40.7 billion at March 31, 2005, compared to $41.7 billion at December 31, 2004. Average funds under management amounted to $377.4 billion for the first quarter of 2005 compared to $376.3 billion for the first quarter of 2004 and $374.0 billion for the fourth quarter of 2004. Approximately 54% the total funds under management were invested in equity securities, and 46% were invested in fixed income securities at March 31, 2005. The equity securities were invested in the following disciplines at March 31, 2005: 34% in growth, 38% in core, and 28% in value styles (December 31, 2004: 34% in growth, 39% in core and 27% in value styles).

Changes in funds under management during the first quarter of 2005 are as follows:

                                                       AIM                        INVESCO
                                       ---------------------------------- -------------------------
(billions)                   Total         U.S.       Canada       U.S.        U.K.    Europe/Asia      PWM
                          ------------  ---------   ---------   --------- ----------- ------------- ------------
Dec 31, 2004                   $382.1      $137.6       $34.6      $121.0       $49.6         $24.1        $15.2
Market gains/(losses)           (1.4)       (1.8)         0.3       (0.9)         0.8           0.4        (0.2)
Net new/(lost)
   business                     (2.5)       (2.9)         0.4       (2.0)         2.2         (0.2)        (0.0)
Change in money
   market funds                 (1.9)       (1.9)          --          --          --            --           --
Foreign currency                (0.9)          --         0.6       (0.1)       (1.0)         (0.4)           --
                          ------------  ---------   ---------   --------- ----------- -------------- -----------
March 31, 2005                 $375.4      $131.0       $35.9      $118.0       $51.6         $23.9        $15.0
                          ============  =========   =========   ========= =========== ============== ===========
March 31, 2005 +         (pound)198.6 (pound)69.3 (pound)19.0 (pound)62.4 (pound)27.3   (pound)12.7   (pound)7.9
                          ============  =========   =========   ========= =========== ============== ===========

+ Translated at $1.89 per (pound)1.00.

Earnings before interest, taxes, depreciation, amortization and share-based payment ("EBITDA") amounted to (pound)88.8 million ($167.8 million) in the three months ended March 31, 2005, compared to (pound)100.8 million ($185.5 million) for the first quarter of 2004. Net debt at March 31, 2005 amounted to (pound)555.7million compared to (pound)590.9 million at the end of 2004, excluding client cash.

AMVESCAP is a leading independent global investment manager dedicated to helping people worldwide build their financial security. Operating under the AIM, AIM Trimark, INVESCO, INVESCO Perpetual and Atlantic Trust brands, AMVESCAP strives to deliver outstanding products and services through a comprehensive array of retail and institutional products for clients around the world. The Company is listed on the London, New York and Toronto stock exchanges with the symbol "AVZ." Additional information is available at www.amvescap.com.

Members of the investment community and general public are invited to listen to the conference call today, Tuesday, April 26, 2005, at 2:30 p.m. BST (9:30 a.m.
EDT), by dialing one of the following numbers: 610-769-9391 or 1-888-201-4990 for U.S. callers. An audio replay of the conference call will be available until Tuesday, May 3, 2005, at 10:00 p.m. BST by calling 402-280-9915 or 1-800-873-1631 for U.S. callers. The presentation slides that will be reviewed during the conference call will be available on AMVESCAP's Web site at www.amvescap.com.

                                      # # #

This release may include statements that constitute "forward-looking statements" under the United States securities laws. Forward-looking statements include information concerning possible or assumed future results of our operations, earnings, liquidity, cash flow and capital expenditures, industry or market conditions, assets under management, acquisition activities and the effect of completed acquisitions, debt levels and the ability to obtain additional financing or make payments on our debt, regulatory developments, demand for and pricing of our products and other aspects of our business or general economic conditions. In addition, when used in this report, words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects" and future or conditional verbs such as "will," "may," "could," "should," and "would" or any other statement that necessarily depends on future events, are intended to identify forward-looking statements.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Although we make such statements based on assumptions that we believe to be reasonable, there can be no assurance that actual results will not differ materially from our expectations. We caution investors not to rely unduly on any forward-looking statements. In connection with any forward-looking statements, you should carefully consider the areas of risk described in our most recent Annual Report on Form 20-F, as filed with the United States Securities and Exchange Commission (SEC). You may obtain these reports from the SEC's Web site at www.sec.gov.

                                  AMVESCAP PLC
                          Consolidated Income Statement
                                 (in thousands)


                                                Three Months Ended March 31,
                                          --------------------------------------
                                                  2005                  2004
                                          ----------------      ----------------
Revenues                                    (pound)285,984       (pound)288,284
Operating expenses                                (217,158)            (214,043)
                                          ----------------      ----------------
Operating profit                                    68,826               74,241
Investment income                                    1,408                9,045
Interest expense                                   (11,159)              (9,698)
                                          ----------------      ----------------
Profit before taxation                              59,075               73,588
Taxation                                           (21,110)             (26,100)
                                          ----------------      ----------------
Profit after taxation                               37,965               47,488
Minority interests                                     (78)                 (84)
                                          ----------------      ----------------
Profit for the period attributable to
  equity holders of the parent               (pound)37,887        (pound)47,404
                                          ================      ================


Earnings per share:
   ---basic                                          4.8p                  5.9p
   ---diluted                                        4.7p                  5.9p
                                          ----------------      ----------------
Average shares outstanding:
   ---basic                                       793,434               802,353
   ---diluted                                     800,668               809,767
                                          ----------------      ----------------

                                  AMVESCAP PLC
                           Consolidated Balance Sheet
                                 (in thousands)

                                      March 31, 2005            Dec 31, 2004
                                   --------------------    ---------------------
Non-current assets
  Goodwill and intangible assets      (pound)2,364,733         (pound)2,317,247
  Property and equipment                       115,314                  118,272
  Investments                                   90,838                   70,070
                                   --------------------    ---------------------
                                             2,570,885                2,505,589
Currents assets
  Trade and other receivables                1,073,973                1,021,076
  Investments                                   76,650                   84,483
  Cash and cash equivalents                    242,592                  284,977
                                   --------------------    ---------------------
                                             1,393,215                1,390,536

Total assets                                 3,964,100                3,896,125
                                   --------------------    ---------------------

Current liabilities
  Current maturities of long-term debt         (42,471)                 (41,411)
  Trade and other payables                  (1,204,913)              (1,196,981)
                                   --------------------    ---------------------
                                            (1,247,384)              (1,238,392)

Net current assets                             145,831                  152,144
                                   --------------------    ---------------------

Non-current liabilities
  Long-term debt                              (644,041)                (683,215)
  Provisions for liabilities and charges      (121,704)                (124,793)
                                   --------------------    ---------------------
Total liabilities                           (2,013,129)              (2,046,400)
                                   --------------------    ---------------------
Net assets                            (pound)1,950,971         (pound)1,849,725
                                   ====================    =====================

Equity
  Share capital                         (pound)202,790           (pound)202,664
  Share premium                                702,419                  700,888
  Shares held by employee trusts              (237,972)                (237,972)
  Exchangeable shares                          308,996                  308,996
  Retained earnings                            308,993                  271,106
  Other reserves                               664,358                  602,729
                                   --------------------    ---------------------
  Equity attributable to equity holders of the
    parent                                   1,949,584                1,848,411
  Minority interests                             1,387                    1,314
                                   --------------------    ---------------------
Total equity                          (pound)1,950,971         (pound)1,849,725
                                   ====================    =====================

                                  AMVESCAP plc
                        Consolidated Cash Flow Statement
                                 (in thousands)

                                                                                  Three Months Ended March 31,
                                                                              --------------------------------------
                                                                                    2005                  2004
                                                                              ----------------     -----------------
Operating profit                                                                (pound)68,826         (pound)74,241
Amortization and depreciation                                                         11,147                12,371
Interest paid, net of investment income                                              (10,445)               (9,498)
Taxation                                                                             (11,522)               (8,152)
Change in debtors, creditors, and other                                              (45,070)              (85,333)
                                                                              ----------------     -----------------
Net cash inflow/(outflow) from operating activities                                   12,936               (16,371)
Investing activities:
Capital expenditures, net of sales                                                    (4,340)               (7,889)
(Purchase)/disposals of fixed asset investments, net                                  (2,409)                1,173
Acquisitions and dispositions                                                             --               (28,195)
Financing                                                                            (56,476)              (10,047)
                                                                              ----------------     -----------------
Decrease in cash and cash equivalents                                                (50,289)              (61,329)
Foreign exchange                                                                       7,904                (6,128)
Cash and cash equivalents, beginning of period                                       284,977               318,713
                                                                              ----------------     -----------------
Cash and cash equivalents, end of period                                      (pound)242,592        (pound)251,256
                                                                              ================     =================

                                  AMVESCAP PLC
                              Segmental Information
                                 (in thousands)

                                                    Three Months Ended March 31, 2005
                                                                                     Operating
                                            Revenues             Expenses              Profit
                                       ----------------    --------------------    --------------
AIM
       U.S.                             (pound)100,578         (pound)(65,725)     (pound)34,853
       Canada                                   47,124                (20,955)            26,169
                                       ----------------    --------------------    --------------
                                               147,702                (86,680)            61,022
                                       ----------------    --------------------    --------------

INVESCO
       U.S.                                     50,084                (38,568)            11,516
       U.K.                                     52,733                (45,376)             7,357
       Europe/Asia                              15,938                (16,571)              (633)
                                       ----------------    --------------------    --------------
                                               118,755               (100,515)            18,240
                                       ----------------    --------------------    --------------

Private Wealth/Retirement                       19,527                (21,606)            (2,079)
                                       ----------------    --------------------    --------------
                                               285,984               (208,801)            77,183
Corporate                                           --                 (8,357)            (8,357)
                                       ----------------    --------------------    --------------
                                        (pound)285,984        (pound)(217,158)     (pound)68,826
                                       ================    ====================    ==============



                                                    Three Months Ended March 31, 2004
                                                                                     Operating
                                            Revenues             Expenses              Profit
                                       ----------------    --------------------    --------------
AIM
       U.S.                             (pound)114,035         (pound)(70,324)     (pound)43,711
       Canada                                   41,817                (20,656)            21,161
                                       ----------------    --------------------    --------------
                                               155,852                (90,980)            64,872
                                       ----------------    --------------------    --------------
INVESCO
       U.S.                                     47,368                (33,774)            13,594
       U.K.                                     46,107                (40,584)             5,523
       Europe/Asia                              19,786                (20,102)              (316)
                                       ----------------    --------------------    --------------
                                               113,261                (94,460)            18,801
                                       ----------------    --------------------    --------------

Private Wealth/Retirement                       19,171                (20,145)              (974)
                                       ----------------    --------------------    --------------
                                               288,284               (205,585)            82,699
Corporate                                           --                 (8,458)            (8,458)
                                       ----------------    --------------------    --------------
                                        (pound)288,284        (pound)(214,043)     (pound)74,241
                                       ================    ====================    ==============


                                      Notes


1.   Accounting policies
     The accounting policies used in the preparation of the earnings release follow International Financial Reporting Standards ("IFRS") in effect as of the date of this release. The comparative period has been restated to apply these IFRS on a consistent basis (see Note 8). The most significant changes due to the IFRS transition are:
     o The cessation of goodwill amortization (IFRS 3) and redenomination of goodwill to the currency of the underlying acquired entities (IAS 21)
     o The inclusion of a fair value charge in respect of outstanding employee share options granted after November 7, 2002 (IFRS 2)
     o The replacement of existing charges for awards under certain equity-based compensation plans with fair value charges spread over revised time periods (IFRS 2)
     o The inclusion in the balance sheet of all employee benefit liabilities (IAS 19)

2.   Adoption of accounting standards
     The Group has adopted IAS 32, "Financial Instruments: Disclosure and Presentation" and IAS 39, "Financial Instruments: Recognition and Measurement" as of January 1, 2005. These standards require that financial assets and liabilities be recognized on the balance sheet and accounted for according to their underlying classification. Shareholders equity increased by (pound)15.2 million as a result of these changes primarily arising from the recognition of net unrealized gains on investments classified as available for sale.

3.   Taxation
     The taxation charge is primarily due to overseas taxation. A significant proportion of the tax charge is expected to arise from U.S. operations. The estimated effective tax rate is 35.7% in 2005 (2004: 35.5%).

4.   Earnings per share
     Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods excluding shares purchased and held by employee share ownership trusts. Diluted earnings per share takes into account the effect of the potential issuance ordinary shares.

                                                                              2005
                                                 ---------------------------------------------------------------
                                                  Profit for the period      Number of shares
                                                                                                      Per share
                                                            (pound)'000                  '000            amount
                                                 -----------------------  --------------------  ----------------
     Basic earnings per share                                    37,887               793,434              4.8p
                                                                                                ================
     Dilutive effect of share-based awards                           --                 7,234
                                                 -----------------------  --------------------
     Diluted earnings per share                                  37,887               800,668              4.7p
                                                 =======================  ====================  ================




                                                                              2004
                                                 ---------------------------------------------------------------

                                                  Profit for the period      Number of shares
                                                                                                      Per share
                                                            (pound)'000                  '000            amount
                                                 -----------------------  --------------------  ----------------
     Basic earnings per share                                    47,404               802,353              5.9p
                                                                                                ================
     Dilutive effect of share-based awards                           --                 7,414
                                                 -----------------------  --------------------
     Diluted earnings per share                                  47,404               809,767              5.9p
                                                 =======================  ====================  ================


5.   Dividends
     A final dividend in respect of the 2004 year of (pound)40,978,000 (5.0p per share) will be proposed at the Annual General Meeting of Shareholders to be held on April 28, 2005. If approved, this dividend will be accrued on that date and will be paid on May 4, 2005, to shareholders on the register on April 1, 2005.

6.   Credit facility
     On March 31, 2005, the Company entered into a new five-year credit agreement ("credit facility") with a group of lenders, providing a revolving credit facility in an aggregate principal amount of up to $900 million. Under certain conditions, the aggregate commitments under the credit facility may be increased to $1.2 billion. The credit facility requires specified financial ratios to be maintained, including maximum debt to earnings and minimum interest coverage.

7.   Sale of business
     On April 21, 2005 the sale of the AMVESCAP Retirement division was announced. The transaction is expected to close during the second half of the year.

8.   Reconciliations from U.K. GAAP to IFRS
     Prior to December 31, 2004, AMVESCAP reported its results of operations under U.K. Generally Accepted Accounting Practice ("U.K. GAAP"). Beginning January 1, 2005, AMVESCAP transitioned from U.K. GAAP to International Financial Reporting Standards ("IFRS"). The tables below reconcile total shareholders' funds at December 31, 2003, and December 31, 2004 under U.K. GAAP to total equity under IFRS, and profit/(loss) after taxation for the three months ended March 31, 2004 and the year ended December 31, 2004 from U.K. GAAP to IFRS. Amounts are presented in millions.

     Reconciliation of total U.K. GAAP total shareholders' funds to IFRS total equity

                                             Dec 31, 2003         Dec 31, 2004
                                         ------------------- -------------------
    U.K. GAAP total shareholders' funds       (pound)2,065         (pound)1,864
    IFRS Transition Adjustments:
    Goodwill and intangibles                          (130)                 (16)
    Shared based payment                                (7)                  (7)
    Defined benefit obligation, net                    (31)                 (30)
    Dividends                                           53                   41
    Other                                               (3)                  (2)
                                         ------------------- -------------------
    IFRS total equity                         (pound)1,947         (pound)1,850
                                         =================== ===================

    Reconciliation of U.K. GAAP profit/(loss) after taxation to IFRS profit/
    (loss) after taxation

                                         Three months ended       Year ended
                                           March 31, 2004        Dec 31, 2004
                                       ---------------------- ------------------
    U.K. GAAP profit/(loss) after taxation    (pound)9              (pound)(173)
    IFRS Transition Adjustments:
    Goodwill and intangibles                        37                      153
    Defined benefit obligation, net                  1                       --
    Sale of business                                 3                        3
    Other                                           (3)                      (2)
                                       ---------------------- ------------------
    IFRS profit/(loss) after taxation        (pound)47               (pound)(19)
                                       ====================== ==================


     IFRS Transition Adjustments:
     Goodwill and intangibles. The Group has chosen to apply IFRS 3 prospectively from the date of transition. This has resulted in the value of goodwill arising from previous acquisitions being frozen at the value held on the Group balance sheet at January 1, 2004 and the reversal of any amortization charged in 2004. The Group has elected to apply IAS 21 retrospectively to its goodwill and intangible asset balances, which were previously recorded in pounds sterling from their respective acquisition dates. The result of this application is that the goodwill and intangible assets have been redenominated into their underlying currencies and will subsequently be re-measured each reporting date for the effect of changes in foreign exchange rates.

     Share-based payment. The Group will recognize a charge in the Profit and Loss Account for the fair value of outstanding share awards granted to employees after November 7, 2002. The charge has been calculated using a stochastic option valuation model and will be charged over the relevant vesting periods, adjusted to reflect expected and actual levels of vesting.

     Defined benefit obligation, net. The Group will recognize the net liability for defined benefit post retirement plan schemes on the balance sheet and will take actuarial gains and losses on a systematic basis to the Profit and Loss Account, in accordance with the permitted methods of recognition under IAS 19.

     Sale of business. During 2004, the Group disposed of its U.K. and Jersey businesses of Atlantic Wealth Management and included the previously written off goodwill related to this business in the calculation of the net gain resulting from the sale. Under IFRS 1 goodwill previously deducted from equity is not recognized in the opening balance sheet and that goodwill is not transferred into the Profit and Loss Account upon disposal of the business. This had the effect of increasing the gain reported under U.K. GAAP.

     Dividends. The Group will recognize dividends declared after the balance sheet date in the reporting period in which they are declared, as they represent non-adjusting events after the balance sheet date.

     Other. Other adjustments upon transition to IFRS include the recognition and establishment of accruals related to compensated absences, foreign exchange items and certain tax adjustments.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  26 April, 2005                   By   /s/  Michael S. Perman
      --------------                     --------------------------
                                                (Signature)

                                            Michael S. Perman
                                            Company Secretary